NEWS RELEASE

ELD No. 09-19

TSX: ELD   NYSE-A: EGO

August 12, 2009

New Gold Zone Identified at Tanjianshan

VANCOUVER, B.C. - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce the discovery of a new zone of mineralization at our Tanjianshan Mine in China. The mineralization has been intersected approximately 2 km south of the  Qinglongtan (“QLT”) open pit within an evolving  broad zone of geochemically anomalous bedrock up to 500m wide and 2.5km long (see Fig. 1). The discovery was made in the course of Rotary Air Blasting (“RAB”) drilling of the alluvial covered areas between the QLT ore body and the main Jinlonggou (“JLG”) ore body (see Fig. 2). The QLT open pit was mined out in 2008 and produced 293,000 ounces of gold at an average grade of 6.07 g/t Au.

Three Reverse Circulation (“RC”) holes: QLT 323A, B and C were drilled to follow up anomalous gold values encountered in the RAB program. A summary of the assay results from these holes is given in Table 1 and a cross section of the mineralization is shown in Fig. 3. The drill holes intersected multiple zones of mineralization (2-6g/t Au) with widths of up to 18 meters. Higher grade lenses of mineralization are present including 9m @ 9.33g/t Au in QLT323B.

Table 1

Hole ID	From (m)	To (m)	Width (m)	Au (ppm)
QLT323A	59	77	18	2.76
including	71	76	5	6.03
QLT323B	46	51	5	5.30
QLT323B	65	79	14	6.59
including	70	79	9	9.33
including	74	76	2	23.65
QLT323C	56	60	3	2.18
QLT323C	66	80	14	2.41
including	73	79	6	3.68

Note: Assay widths are approximately true widths

The style of mineralization is similar to the ore in the QLT pit. The host rocks are fine grained calcareous meta-siltstones and meta-sandstones with fine disseminated pyrite overprinted with moderate to intense silicification. The mineralization is expected to be non-refractory. An extensive program of diamond drilling will commence in September to define the mineralization along strike and down dip.

Paul N. Wright commented “These intercepts represents the first new zone of gold mineralization identified by Eldorado since acquiring the property and confirms our belief in the potential for additional discoveries of new ore bodies at Tanjianshan”.

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person for the technical disclosure in this press release. Samples from our Tanjianshan project are prepared at Eldorado’s on site facility.  The samples were assayed at our on-site laboratory and at the ALS Chemex  facility in China. Analysis for gold was done on RC cuttings using fire assay methods. Standard reference materials, blank and field duplicate samples were inserted prior to shipment from site to monitor the quality control of the assay data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We remain one of the lowest cost pure gold producers . With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Figure 1: RAB / RC Drilling Results

eldoradogold

Av. Au Bedrock Geochem
Au ppb
>10
5 to 10
4 to 5
3 to 4
0 to 3
QLT PIT
Tonnes: 1.5 mt
Grade: 6.07 g/t
Au: 293,000 oz
QLT323A
QLT323B
QLT323C
Mineralized trend
defined by RAB
drilling
N
W
E
S
0
0.5
1
kilometers
To JLG
16km

Figure 3: QLT South RC Drilling Program

QLT323A
QLT323B
QLT323C
3550
3525
3500
3475
3450
overburden
bedrock
8m@3.68 g/t
4m@2.18 g/t
18m@2.76 g/t
5m@6.03 g/t
9m@9.33 g/t
14m@2.41 g/t
14m@6.59 g/t
3m@1.04 g/t
2m@1.0 g/t
Planned Diamond
Drill Holes to 300m